June 28, 2013

VIA EDGAR

Amy Miller

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Mutual Fund Series Trust, File Nos. 333-132541, 811-21872

Dear Ms. Miller:

On May 1, 2013, Mutual Fund Series Trust (the "Registrant"), on behalf of its series, Catalyst/SMH High Income Fund and Catalyst/SMH Total Return Income Fund (the "Funds"), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”).  In a telephone conversation on June 17, 2013, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Catalyst/SMH High Income Fund Summary

Comment 1.  Footnote 1 to the fee table describes an expense limitation agreement with the Fund’s adviser.  Please confirm supplementally that the agreement will be filed as an exhibit to the registration statement in a subsequent amendment.

Response.  The Registrant so confirms.

Comment 2. In Principal Risks, there is disclosure for Management Risk and Market Risk. Please explain why these are principal risks given that they are common to all mutual funds.

Response.  Management Risk and Market Risk are principal risks of the Fund. They are risks that could materially impact the Fund’s performance and have, therefore, been included as principal risks.

Comment 3. In Principal Risks, there is disclosure for U.S. Agency Securities Risk. Please remove the risk or add disclosure regarding the Fund’s investments in these securities to the principal strategies.

Response.  The adviser has confirmed to the Registrant that investments in U.S. Agency securities and asset backed securities are not a principal strategies of the Fund; therefore, the associated risks have been removed.

Comment 4.  In Portfolio Managers, consider clarifying the disclosure by having a separate sentence applicable to each portfolio manager or a chart containing the information presented. Please disclose whether all portfolio managers are jointly responsible for managing the Fund or if there is a lead portfolio manager.

Response. The Registrant will consider revising the presentation of the information regarding the portfolio managers in the Fund’s annual update in a combined prospectus with the other Catalyst Funds. The disclosure has been revised to clarify that the portfolio managers are jointly responsible for managing the Fund.

“Portfolio Managers: Dwayne Moyers, President, Chief Investment Officer and Senior Portfolio Manager of the Sub-Advisor, Morgan Neff, Vice President and Senior Portfolio Manager of the Sub-Advisor, and Daniel Rudnitsky, Portfolio Manager and Vice President of Product Development of the Sub-Advisor, serve as the Fund’s Portfolio Managers.   The Portfolio Managers are jointly responsible for managing the Fund. Mr. Moyers has served the Fund in this capacity since the Fund commenced operations in 2008. Mr. Neff has served the Fund in this capacity since October 2011. Mr. Rudnitsky has served the Fund in this capacity since October 2012.”

Catalyst/SMH Total Return Income Fund Summary

Comment 5. In Principal Investment Strategies, it states that the Fund may invest in business development companies.  Please confirm supplementally that the expenses of any business development companies in which the Fund invests is included in the Fund’s fee table.

Response.  The Registrant so confirms.

Comment 6. In Principal Risks, there is disclosure for Management Risk and Market Risk. Please explain why these are principal risks given that they are common to all mutual funds.

Response.  Management Risk and Market Risk are principal risks of the Fund. They are risks that could materially impact the Fund’s performance and have, therefore, been included as principal risks.

Comment 7. Consider making the opening paragraph to the Performance section consistent between the Funds.  The Catalyst/SMH Total Return Income Fund provides more information regarding the Merrill Lynch US Cash Pay High Yield Return Index.

Response. The Registrant has not revised the disclosure.  The additional information was provided for the Merrill Lynch US Cash Pay High Yield Return Index for Catalyst/SMH Total Return Income Fund because it is a secondary index for that Fund.

Comment 8.  In Portfolio Managers, consider clarifying the disclosure by having a separate sentence applicable to each portfolio manager or a chart containing the information presented. Please disclose whether all portfolio managers are jointly responsible for managing the Fund or if there is a lead portfolio manager.

Response. The Registrant will consider revising the presentation of the information regarding the portfolio managers in the Fund’s annual update in a combined prospectus with the other Catalyst Funds. The disclosure has been revised to clarify that the portfolio managers are jointly responsible for managing the Fund.

“Portfolio Managers: Dwayne Moyers, President, Chief Investment Officer and Senior Portfolio Manager of the Sub-Advisor, Morgan Neff, Vice President and Senior Portfolio Manager of the Sub-Advisor, and Daniel Rudnitsky, Portfolio Manager and Vice President of Product Development of the Sub-Advisor, serve as the Fund’s Portfolio Managers.  The Portfolio Managers are jointly responsible for managing the Fund. Mr. Moyers has served the Fund in this capacity since the Fund commenced operations in 2008. Mr. Neff has served the Fund in this capacity since October 2011. Mr. Rudnitsky has served the Fund in this capacity since October 2012.”

Additional Information About the Funds’ Principal Investment Strategies and Related Risks

Comment 9. Please confirm that the strategies provided are principal investment strategies of the Funds.

Response. The adviser has confirmed to the Registrant that the strategies provided are principal investment strategies of the Funds.

Comment 10.  In the introduction to Principal Investment Risks, please note that the fourth sentence in the first paragraph is not necessary if the Funds are not being sold by a depository institution.  If the Funds are sold by a depository institution, please add it to the introduction to Item 4 Principal Risks.

Response. Although not sold by a depository institution, the Registrant has added the disclosure to Item 4 for consistency.

Management of the Funds

Comment 11.  In Portfolio Managers, please disclose whether all portfolio managers are jointly responsible for managing the Fund or if there is a lead portfolio manager.

Response. The Registrant has revised the disclosure regarding the sub-adviser as follows:

“As compensation for the sub-advisory services it provides to the Funds, the Advisor will pay SMHCA 50% of the management fees that the Advisor receives from the Funds.  Subject to the oversight and approval of the Advisor, Dwayne Moyers, Morgan Neff and Daniel Rudnitsky, as portfolio managers, are jointly ~~primarily~~ responsible for the day-to-day management of the Funds’ portfolios. In addition, SMHCA is responsible for maintaining certain transaction and compliance related records of the Funds.”

Comment 12.  In Advisory Fees, please explain supplementally why the expense cap for the share classes not offered in the prospectus were included.

Response. The expense caps are different for each share class, and the net advisory fee paid to the adviser is shown in the table, so it is necessary to see the other share class expense caps in order to see how the Fund arrived at the net advisory fee.

Financial Highlights

Comment 13. The financial highlights for the Catalyst/SMH High Income Fund for the period ended December 31, 2012 indicates this Fund is in recapture, but an expense waiver is included in the shareholder fee table in the summary. Please supplementally explain the discrepancy.

Response.  A fee waiver is included in the fee table because the numbers presented are the Fund’s actual expenses as of June 30, 2012, as required by Item 3 of Form N-1A, but the information presented in the financial highlights is as of December 31, 2012.

SAI:

Investment Restrictions

Comment 14.  Please confirm supplementally that the Registrant is aware that the Funds must look through other investment companies in which it invests to the underlying investments to determine their compliance with the concentration policy.

Response.  The Registrant so confirms.

Other Investment Policies

Comment 15. Please revise the non-fundamental policy on illiquid investments to state that “Rule 144A securities with registration rights are GENERALLY not considered to be illiquid.”

Response.  The Registrant has made the requested revision.

Trustees and Officers

Comment 16.  Please confirm supplementally that the chart regarding the share ownership in the Funds will be completed in the next amendment.

Response. The Registrant so confirms.

*          *          *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/Thompson Hine LLP

Thompson Hine LLP